Exhibit 17.1

Generation Zero Group, Inc.
13663 Providence Road,
Suite #253
Weddington, NC  28104

To the Board of Directors of Generation Zero Group, Inc.:

I, Cynthia S. White, hereby resign as a member of the Board of Directors of Generation Zero Group, Inc. (the “Company”),  and as an officer and director of subsidiaries of the Company, effective as of 8:00 A.M., E.S.T., November 27, 2013 due to personal health issues.

Dated:  November 27, 2013

Very truly yours,
/s/ Cynthia S. White
Cynthia S. White